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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


          #500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F    [X]             Form 40-F    [_]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [_]             No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]


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                                [PEACE ARCH LOGO]


SEPTEMBER 13, 2001
FOR IMMEDIATE RELEASE

            PEACE ARCH ANNOUNCES AGREEMENT WITH SUBORDINATED LENDERS

VANCOUVER, British Columbia - PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE";
TSE: "PAE.A", "PAE.B") today announced that it has entered into a forbearance agreement with its subordinated lenders.

In a previous news release dated July 30, 2001, the Company noted that it was not in compliance with certain financial covenant requirements under a Loan Agreement dated August 16, 2000 and was negotiating with its subordinated lenders to obtain a forbearance. The Company is pleased to report that it has reached such a forbearance agreement with its subordinated lenders. In accordance with the agreement, the Company will work with its lenders to reach a satisfactory arrangement by the end of the forbearance term, cure the default or repay the subordinated debt. The forbearance agreement will be in effect until November 30, 2001.

"We view this as an important accomplishment and look forward to permanently resolving this issue," stated Garth Albright, Chief Financial Officer of Peace Arch Entertainment Group Inc. "The Company is in a positive working capital position, has at all times been current with all payments under the loan agreement and remains current with its operational requirements. We have engaged Gerard Klauer Mattison ("GKM"), a US investment banking firm with extensive experience in the entertainment industry, to work with management in identifying strategic and financial initiatives that can support our long-term growth objectives. We see this forbearance agreement as an important first step towards this objective."

Juliet Jones, Chief Executive Officer of Peace Arch Entertainment Group Inc., added, "We are extremely pleased that we have the continued support of our subordinated lenders. For the year just ended August 31, 2001, we expect to report the highest revenues in our Company's history and will complete our largest production slate ever, adding five television series, five movies and three documentaries to our programming library. We believe that Peace Arch, which is one of the largest and most established independent production companies in Canada, is operationally very strong and has developed a highly valuable library of proprietary programming."

The Company also announced the resignation of Donald Steele of Mercantile Bancorp Limited from its Board of Directors.

PEACE ARCH ENTERTAINMENT GROUP INC. creates, develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia, and its stock trades on the American Stock Exchange under the symbol "PAE"; and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

         This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences

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         include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

               Additional information on Peace Arch Entertainment
                       can be accessed on the Internet at
                                WWW.PEACEARCH.COM

                   For additional information, please contact:
                       Peace Arch Entertainment Group Inc.

                CAROLE APPLEBY, MEDIA RELATIONS AT (604) 681-9308
                          Email: cappleby@peacearch.com

                           RJ Falkner & Company, Inc.
                  Investor Relations Counsel at (800) 377-9893
                            Email: INFO@RJFALKNER.COM


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Peace Arch Entertainment Group Inc.
                                       -----------------------------------
                                                  (Registrant)

Date  September 14, 2001            By /s/ JULIET JONES
      ------------------               ------------------------------------
                                                  (Signature)*
                                           Juliet Jones, CEO

-------------------------
*Print the name and title
under the signature of the
signing officer.

                              GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document required to be Furnished

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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